UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: February, 2007
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
SIGNATURES:
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.
February 1, 2007

	By:	/s/ David Skinner
David Skinner, Vice President,
General Counsel and Corporate Secretary

Neurochem Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

For further information, please contact:

Lise Hébert, PhD Vice President, Corporate Communications lhebert@neurochem.com	Tel: (450) 680-4572 Fax: (450) 680-4501
NEUROCHEM ANNOUNCEMENT REGARDING THE COMPLETION OF ITS
NORTH AMERICAN PHASE III CLINICAL TRIAL FOR TRAMIPROSATE
(ALZHEMED™) FOR THE TREATMENT OF ALZHEIMER’S DISEASE
LAVAL, QUEBEC, February 1, 2007 — Neurochem Inc. (NASDAQ: NRMX, TSX: NRM) announces the completion of its 18-month North American Phase III clinical trial for tramiprosate (ALZHEMED™) for the treatment of Alzheimer’s disease (AD). This study involved 1,052 patients, at 67 clinical sites across the United States and Canada. The drop-out rate in the study was 24.8% and 791 patients were exposed to study medication for 18 months and completed their last visit, as per protocol, except for two patients whose last study visits are anticipated next week. Neurochem is on schedule to release the top-line results of the clinical trial in the spring of this year, as previously announced. Tramiprosate (ALZHEMED™) is the Company’s innovative investigational product candidate aimed at arresting or stopping the progression of AD.
Neurochem’s North American Phase III clinical trial is a multi-center, randomized, double-blind, placebo-controlled, three-armed and parallel designed study. The primary objective of the clinical trial is to investigate the safety, efficacy and disease-modifying potential of tramiprosate (ALZHEMED™) for the treatment of mild-to-moderate AD patients. The patients were randomized to receive either placebo or one of two different dose levels (100 mg or 150 mg twice daily) of tramiprosate (ALZHEMED™) for a period of 18 months. All participants were treated with conventional AD therapies during the clinical trial and were required to be on a stable dose of conventional therapies for at least four months prior to the initial screening visit. At study entry, patients in this trial were on therapies for an average of approximately 20 months.
The primary efficacy endpoints of this study include the evaluation of cognitive abilities and a global measure of performance utilizing ADAS-cog1 and CDR-SB scores2, respectively. If treatment efficacy is established, the disease modification effect of tramiprosate (ALZHEMED™) will then be assessed by brain volume change from baseline as measured by magnetic resonance imaging.

An open-label Phase III extension study was initiated in May of 2006. Approximately 90% of the patients who completed the North American Phase III clinical trial have continued into the ongoing extension study and receive tramiprosate (ALZHEMED™).
Over the course of the Phase III study, the Data Safety Monitoring Board (DSMB) met five times and recommended in each instance that Neurochem continue the clinical trial.
“The completion of our North American Phase III study is a major milestone in Neurochem’s efforts to potentially offer an innovative treatment for Alzheimer’s disease patients and marks a very important achievement for our company,” said Dr. Francesco Bellini, Chairman, President and CEO of Neurochem. “Our goal is to release the results of this trial in the spring of 2007. We sincerely thank everyone who contributed to this state-of-the art trial, with a special thanks to the patients, their families and their caregivers who agreed to participate and helped us advance a program which could lead to a potential breakthrough treatment for AD,” he concluded.
Ongoing Phase III Clinical Trial in Europe Progressing Well
Neurochem is also currently advancing a European Phase III clinical trial for tramiprosate (ALZHEMED™) for the treatment of AD. The study in Europe is of a similar design to the North American trial and is expected to recruit approximately 930 mild-to-moderate AD patients at more than 70 clinical centers in 10 European countries. The enrolment is scheduled to be completed in early 2007. To date, the DSMB has met once and has recommended the continuation of this trial.
About Tramiprosate (ALZHEMED™)
Tramiprosate (ALZHEMED™) is a small, orally-administered molecule known as an amyloid b antagonist, which crosses the blood-brain-barrier, binds to soluble Ab peptide and interferes with the amyloid cascade that is associated with amyloid deposition and the toxic effects of Ab peptide in the brain. The presence of amyloid in the brain is one of the major histopathological characteristics of AD. The amyloid cascade hypothesis proposes that certain forms of Ab peptide are toxic and causally related to the severity of AD. The Ab peptide is one of the most promising targets for the development of AD therapies.
About Alzheimer’s Disease
AD is a leading cause of death in older people. The disease is characterized by the progressive death of nerve cells in the brain, making it difficult for the brain’s signals to be transmitted properly. A person with AD experiences problems with memory, judgment, thinking, and eventually with motor functions, all of which make it difficult for the person to participate in daily activities.
According to the National Institute on Aging’s “Progress Report on Alzheimer’s Disease, 2000,” AD is the most common cause of dementia among people aged 65 and older. Scientists estimate that up to four and a half million people in the United States currently suffer with the disease and the prevalence (the number of people with the disease at any one time) doubles every five years beyond age 65. It is estimated that approximately

360,000 new cases (incidence) will occur each year and that this number will increase as the population ages.
In a 2000 report, the Biotechnology Industry Organization estimated that in the United States the total cost of AD is approximately US$100 billion per year.
About Neurochem
Neurochem Inc. is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (KIACTA™ — formerly FIBRILLEX™) is currently being developed for the treatment of Amyloid A (AA) amyloidosis, and is under regulatory review for marketing approval by the U.S. Food and Drug Administration and European Medicines Agency. Tramiprosate (ALZHEMED™), for the treatment of Alzheimer’s disease, has completed a Phase III clinical trial in North America and is currently in a Phase III clinical trial in Europe, while tramiprosate (CEREBRIL™), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.
To Contact Neurochem
For additional information on Neurochem and its drug development programs, please call the North American toll-free number
1-877-680-4500 or visit our Web Site at www.neurochem.com.

[1]	Alzheimer’s Disease Assessment Scale, cognitive subpart (ADAS-cog). The ADAS-cog is a 70-point scale designed to measure, with the use of questionnaires, the progression and the severity of cognitive decline as seen in AD.

[2]	Clinical Dementia Rating — Sum of Boxes rating scale (CDR-SB), a measure of global performance.

This news release contains forward-looking statements regarding tramiprosate (ALZHEMED™) as well as regarding continuing and further development efforts. These statements are based on the current analysis and expectations of management. Drug development necessarily involves numerous risks and uncertainties, which could cause actual results to differ materially from this current analysis and these expectations. Analysis regarding the results of clinical trials may not provide definitive results regarding safety, tolerability or therapeutic benefits. Even if all the endpoints sought in the clinical trials were met (which is not certain), there is no certainty that regulators would ultimately approve tramiprosate (ALZHEMED™) for sale to the public. Risks and uncertainties may include: failure to demonstrate the safety, tolerability and efficacy of our product, the expense and uncertainty of obtaining regulatory approval, including from the FDA, and the possibility of having to conduct additional clinical trials. Further, even if regulatory approval is obtained, therapeutic products are generally subject to: stringent on-going governmental regulation, challenges in gaining market acceptance, and competition. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.